Filed pursuant to Rule 424(b)(5)

Registration No. 333-283028

Prospectus Supplement

(to Prospectus Supplement dated April 7, 2025, to Prospectus dated November 22, 2024)

Up to $2,514,214

Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus, dated November 22, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-283284) (the “Registration Statement”), as previously supplemented by our prospectus supplement, dated April 7, 2025 (such prospectus supplement together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock pursuant to the terms of that certain Sales Agreement, dated April 7, 2025, with A.G.P./Alliance Global Partners (“A.G.P.”) (the “Sales Agreement”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

As of May 19, 2025 the aggregate market value of our outstanding Common Stock held by non-affiliates (the “public float”) calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $57.8 million based on 72,763,798 shares of outstanding Common Stock as of May 19, 2025, of which 3,824,545 shares were held by affiliates, and a price of $0.8391 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market (“Nasdaq”) on April 8, 2025.

We have sold an aggregate of approximately $16,768,095 of shares of Common Stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement.

We are filing this prospectus supplement to amend the Prior Prospectuses to update the amount of shares we are eligible to sell pursuant to such prospectus. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $2,514,214 from time to time through A.G.P., which does not include the shares of Common Stock having an aggregate gross sales price of approximately $16,768,095 that were sold pursuant to the Prior Prospectuses to date. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million. In the event that we may sell additional amounts under the Sales Agreement, we will file another prospectus supplement prior to making such additional sales.

Our common stock is listed on Nasdaq under the symbol “IXHL.” The last sale price of our common stock, as reported on Nasdaq on May 19, 2025, was $0.1999 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the Prospectus Supplement dated April 7, 2025 and the risk factors incorporated by reference into this Prospectus Supplement and the Prior Prospectus, as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this Prospectus Supplement is May 20, 2025